  As filed with the Securities and Exchange Commission on December 2, 1998
==============================================================================

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                  AMENDMENT I to SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
         (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES
                      EXCHANGE ACT OF 1934)
             Nordic American Tanker Shipping Limited
                        (NAME OF ISSUER)
             Nordic American Tanker Shipping Limited
              (NAME OF PERSON(S) FILING STATEMENT)

COMMON SHARES, PAR VALUE $.01 PER SHARE            G65773106
(TITLE OF CLASS OF SECURITIES)      (CUSIP NUMBER OF CLASS OF
                                    SECURITIES)
                        Herbjorn Hansson
             Nordic American Tanker Shipping Limited
                           Cedar House
                         41 Cedar Avenue
                         Hamilton  HM EX
                             Bermuda
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS(S) FILING STATEMENT)
                           COPIES TO:
                          Gary J. Wolfe
                         Seward & Kissel
                     One Battery Park Plaza
                    New York, New York  10004
                         (212) 574-1200
                        OCTOBER 29, 1998
(DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
HOLDERS)

==============================================================================

    This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated as of October 29, 1998 relating to the cash tender offer by Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), to purchase its common shares, par value $0.01 per share (the "Shares"), at a price between $11.50 and $15.50, net to the seller in cash, without interest, and upon the terms and conditions set forth in the offer to purchase dated October 29, 1998 (the "Offer to Purchase"). The Offer to Purchase together with the related Letter of Transmittal, as may be amended, constitute the "Offer." The Issuer Tender Offer Statement is hereby amended to incorporate the information included in the exhibits referred to below.

ITEM 1.  SECURITY AND ISSUER.

    The Offer was originally scheduled to expire at 5:00 p.m. New
York City time (11:00 p.m. Oslo time) on November 30, 1998. It has been extended to 5:00 p.m. New York City time (11:00 p.m.
Oslo time) on December 4, 1998 while the Company finalizes documents.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended to include the following additional exhibit:

    (a)(10)  Text of Press Release issued by the Company, dated
             November 30, 1998.

                            SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to
Schedule 13E-4 is true, complete and correct.

December 2, 1998

                   NORDIC AMERICAN TANKER SHIPPING LIMITED


                   By:  /s/ Herbjorn Hansson
                        ___________________________________
                   (Name)    Herbjorn Hansson
                   (Title)   Chairman and Chief Executive Officer

                         EXHIBIT (a)(10)


FOR IMMEDIATE RELEASE


             NORDIC AMERICAN TANKER SHIPPING LIMITED
              ANNOUNCES SUCCESSFUL SHAREHOLDER VOTE
               AND EXTENSION OF SELF-TENDER OFFER


Hamilton, Bermuda, November 30, 1998. Nordic American Tanker Shipping Limited (American Stock Exchange: NAT; Oslo Stock
Exchange: NAT) announced today that its shareholders have overwhelmingly approved a change to its by-laws that will allow the Company to incur debt in order to finance its ongoing Dutch Auction self-tender offer for its common shares. Shareholders representing approximately 79% of the Company's outstanding shares and 99.8% of these voting at the meeting voted in favor of the by-law change.

The Company has also announced that it has extended the self-tender offer. The offer, previously scheduled to expire at 5:00 p.m. (New York Time) (11:00 p.m. Oslo Time) on November 30, 1998, has been extended to 5:00 p.m. New York Time (11:00 p.m. Oslo
Time) on Friday, December 4, 1998, while documents are being finalized. The Company currently expects payment to be made in mid-December on shares eventually accepted for payment. The offer was made by an Offer to Purchase and related Letter of Transmittal dated October 29, 1998. As of the close of business on Friday, November 27, 1998, 2,355,900 shares have been tendered.





















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